Exhibit 99.2

Certain identified information has been excluded from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both (i) non-material and (ii) the registrant customarily and actually treats such omitted information as private or confidential. OMISSIONS ARE DENOTED IN BRACKETS WITH ASTERISKS THROUGHOUT THIS EXHIBIT.

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (the “Agreement”) is made and entered into this 12 day of September 2022, (the “Effective Date”) by and between M.R.M. Merhavit Holdings and Management Ltd. (the “Buyer”), and SciSparc Ltd. (“Assignee”) (hereinafter referred to collectively as the “Parties” and individually as a “Party”).

Unless otherwise defined herein, capitalized terms are used herein as defined in the Asset Purchase Agreement dated as of September 12, 2022 (the “Asset Purchase Agreement”) by and among [**] (the “Seller”), [**] (“Owner”).

WHEREAS, the Seller, the Buyer and the Owner entered into the Asset Purchase Agreement, and the parties thereto have determined that it is in their respective best interests for the Buyer to assign, sell, convey and deliver to Assignee, and for Assignee to assume, purchase and receive from the Buyer, all of Buyer’s rights, title and interest under the Asset Purchase Agreement and any and all ancillary agreements, exhibits, documents, certificates and instruments contemplated thereby, including a consulting agreement and distribution agreement (collectively, the “Transaction Documents” and the “Assigned Rights”, respectively).

NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Assignment of Assigned Rights.

1.1.	Upon the terms and subject to the provisions of this Agreement and the Transaction Documents, the Buyer hereby absolutely and irrevocably sells, conveys, transfers and assigns all right, title, interest and property of the Buyer, and Assignee hereby accepts and assumes from the Buyer, all of the Assigned Rights, free of any third party rights, effective upon the written demand of the Assignee to the Buyer. For the avoidance of doubt, it is clarified that the Assigned Rights shall also include the Transition of Services to be provided by the Seller to the Buyer during the Transition Period, according to Section 7.2 of the Asset Purchase Agreement.

1.2.	For the implementation of the assignment of the Assigned Rights, the Buyer hereby undertakes to execute any and all such instruments and/or documents, and take all such other actions as Assignee may reasonably request, or as may be required, in order to effectuate and complete the assignment of all Assigned Rights and the rights pertaining thereto, to the Assignee in accordance with the provisions hereunder.

2.	Consideration. In consideration of the assignment of the Assigned Rights, the Assignee shall pay and deliver to the Buyer the following (the “Purchase Price”):

2.1.	Base Payment. A $4,590,000 cash payment due upon the closing of the Transaction Documents, where $1.29 million shall be paid to the Buyer and $3.3 million shall be paid directly to the Seller.

2.2.	Deferred Payment. An amount equal to the True-Up Payment, due no later than one hundred and twenty (120) days after the True-Up Period.

2.3.	Warrants: $15 million of warrants to purchase ordinary shares of the Assignee at an exercise price of $7.00 (which shall include a cashless exercise mechanism) (the “Warrants”), in the form attached hereto as Exhibit A. The Warrants shall have an exercise period of five (5) years from the closing of the Transaction Documents (the “Exercise Period”) and shall become exercisable upon the earlier of: (i) the achievement of a milestone of $100 million worth of aggregate sales of the Business Products during the Exercise Period or (ii) when the closing price of the Assignee’s ordinary shares on the Nasdaq Capital Market closes at $10 or above.

2.4.	The Assignee shall be entitled to deduct and withhold from the Purchase Price payable to the Buyer or the Seller pursuant to this Agreement such amounts as may be required to be deducted or withheld by applicable law and shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law. Any amounts so deducted and withheld shall be treated for all purposes under this Agreement as having been paid by the Assignee.

2.5.	The Buyer understands and agrees that it shall be solely responsible for and shall bear all tax and/or other mandatory payment and/or consequences arising from the issuance of the Warrants and the Ordinary Shares issuable upon the exercise of the Warrants (the “Warrant Shares”) and that the Company may withhold the amount of the tax and/or other mandatory payment of which is required with respect to the Warrants and the Warrant Shares, in accordance with the tax withholdings approval provided by the Buyer from time to time. In the event that the Company determines that it is required to withhold any tax as a result of the issuance of the Warrant Shares, as a condition to each issuance of the Warrant Shares, the Buyer shall make arrangements satisfactory to the Company to enable it to satisfy all withholding requirements.

2.6.	VAT shall be charged on the consideration paid or awarded in accordance with this Agreement, including the Warrant Shares against a tax invoice. It is hereby clarified that upon a determination according to which the Company’s deductions were insufficient, the Buyer will have to immediately provide with any payments required by the tax authorities, and shall indemnify the Company, at its first request, to the extent it had to bear any such payments.

2.7.	The Assignee shall pay a finder fee of up to $321,000 to a third party as shall be requested by the Buyer.

3.	Representations and Warranties.

3.1.	Each Party represents and warrants that it has the full power and authority to enter into this Agreement and to perform its obligations hereunder, and that the performance of such obligations will not conflict with or result in a breach of any agreement to which such Party is a party or is otherwise bound.

The Buyer also represents and warrants, that the following representations and warranties are true and correct in all respects as of the Effective Date:

3.2.	The Buyer owns all right, title and interest in and to the Assigned Rights and such are not subject to any mortgage, pledge, lien, lease, claim, encumbrance, charge, security interest or other interest or claim of any kind; and following the assignment and transfer of the Assigned Rights to Assignee, it does not have any further Assigned Rights in its possession and accurate complete copies of the Transaction Documents are attached as Exhibit A to this Agreement.

3.3.	The Warrant Shares will be issued for the Buyer’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Buyer has no present intention of selling, granting any participation in, or otherwise distributing the same. The Buyer does not presently have any contract, undertaking, agreement or arrangement to sell, transfer or grant participation rights to any person with respect to any of the Warrant Shares. The Buyer has not been formed for the specific purpose of receiving the Warrant Shares.

3.4.	The Buyer is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

3.5.	The Warrant Shares will not be registered under the Securities Act or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available (such as in accordance with Rule 144 of the Securities Act). The Buyer is aware that the Assignee is under no obligation to effect any such registration or to file for or comply with any exemption from registration.

4.	Miscellaneous

4.1.	Neither the making nor the acceptance of this Agreement shall enlarge, restrict or otherwise modify any of the terms of the Transaction Documents or the rights and obligations of the parties thereunder.

4.2.	This Agreement together with the other applicable provisions of the Transaction Documents, sets forth the entire understanding of the Assignee and the Buyer with respect to the transactions contemplated hereby and supersedes all prior agreements or understandings among the parties hereto regarding those matters.

4.3.	No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Assignee, on the one hand, and Buyer, on the other hand. No waiver by any party, whether intentional or not, of any default, misrepresentation, or breach of warranty or covenant hereunder, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

4.4.	This Agreement shall be fully enforceable and effective as to the parties hereto as to its remaining provisions in the event any provision is held to be invalid, illegal or unenforceable. This Agreement is being executed by the Buyer and the Assignee and shall be binding upon each of the Buyer and the Assignee, and their respective successors and assigns, for the uses and purposes above set forth and referred to, and shall be effective as of the date hereof.

4.5.	This Agreement and matters connected with the performance thereof shall be construed, interpreted, applied and governed in all respects in accordance with the laws of the State of Israel, without reference to conflict of laws principles. The competent courts of Tel-Aviv - Jaffa, Israel shall have exclusive jurisdictions over any dispute arising out in connection with this Agreement and the performance thereof.

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IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be signed and sealed on its behalf by a duly authorized officer as of the date first written above.

M.R.M. Merhavit Holdings and Management Ltd.

By:	/s/ Moti Menashe
Name:	Moti Menashe
Title:

SciSparc Ltd.

By:	/s/ Oz Adler	/s/ Amitay Weiss
Name:	Oz Adler	Amitay Weiss
Title:	C.E.O	Chairman

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